PRICING SUPPLEMENT No. 448C
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-137902
Dated July 15, 2008



97% Principal Protection Absolute Peak Return Barrier Notes Linked to the S&P 500® Index

Protection

Investment Strategies for Uncertain Markets
Deutsche Bank AG, London Branch
$5,000,000 Notes Linked to the S&P 500® Index due on July 15, 2009

Investment Description

These 97% Principal Protection Absolute Peak Return Barrier Notes Linked to the S&P 500® Index (the "Notes") provide protected exposure to large cap U.S. equities as represented by the S&P 500® Index (the "Index") by allowing you to benefit from the highest moderately positive or lowest moderately negative performance of the Index if the Index Closing Levels remain within the Absolute Return Barrier throughout the Observation Period, as described below. If the Index never closes above or below 17.75% of the Index Starting Level, at maturity you will receive your principal plus a return equal to the Absolute Peak Index Return. Otherwise, at maturity you will receive only 97% of your principal.

Features

❏ **Absolute Peak Return Feature**—The Notes allow you to benefit from the highest moderately positive or lowest moderately negative performance over the 12-month term of the Notes if the Index Closing Levels remain within the Absolute Return Barrier throughout the Observation Period, as described below.

❏ **Potential for Equity-Linked Performance**—If the Index never closes above or below 17.75% of the Index Starting Level, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.

❏ **Preservation of Capital**—At maturity, you will receive a cash payment equal to at least 97% of your principal, subject to the credit of the issuer.

Key Dates

Trade Date	July 15, 2008
Settlement Date[1]	July 18, 2008
Final Valuation Date[1]	July 10, 2009
Maturity Date[1]	July 15, 2009
CUSIP:	25154H 285
ISIN:	US25154H2857

[1] Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement C.

Security Offering

We are offering 97% Principal Protection Absolute Peak Return Barrier Notes Linked to the S&P 500® Index. If the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, at maturity investors will receive their principal plus a return equal to the Absolute Peak Index Return, up to the Absolute Return Barrier. If the Index closes either above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, at maturity investors will receive only 97% of their principal.

See "Additional Terms Specific to the Notes" on page 2 of this pricing supplement. The Notes will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement C dated July 15, 2008, underlying supplement No. 1 dated April 24, 2008 and this pricing supplement. See "Key Risks" on page 5 of this pricing supplement and "Risk Factors" beginning on page 7 of product supplement C for risks related to investing in the Notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any changes to the terms of the Notes, and you will be asked to accept such changes in connection with your purchase of any Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying prospectus, the prospectus supplement, product supplement C and underlying supplement No. 1. Any representation to the contrary is a criminal offense. The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions[(1)]	Proceeds to Us
Per Note	$10.00	$0.125	$9.875
Total	$5,000,000.00	$62,500.00	$4,937,500.00

(1) For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$5,000,000.00	$196.50

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the Notes

You should read this pricing supplement, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Notes are a part, and the more detailed information contained in product supplement C dated July 15, 2008 and underlying supplement No. 1 dated April 24, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement No. 1 dated April 24, 2008:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312508091316/d424b21.pdf

- Product supplement C dated July 15, 2008:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312508151136/d424b21.pdf

- Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

- Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Notes.

Investor Suitability

The Notes may be suitable for you if:

- You seek a 12-month investment with a return linked to the Absolute Peak Index Return up to the Absolute Return Barrier.

- You seek an investment that offers 97% principal protection, subject to the credit of the issuer, when the Notes are held to maturity.

- You believe that the Index will appreciate or depreciate moderately during the Observation Period and that the Index Closing Level is unlikely to exceed the Upper Index Barrier or fall below the Lower Index Barrier on any trading day during the Observation Period.

- You are willing and able to hold the Notes to maturity, and you are aware there may be little or no secondary market for the Notes.

- You do not seek current income from this investment.

The Notes may not be suitable for you if:

- You believe that the Index Closing Level is likely to exceed the Upper Index Barrier or fall below the Lower Index Barrier on any trading day during the Observation Period.

- You are unwilling or unable to hold the Notes to maturity.

- You seek an investment with 100% principal protection.

- You seek an investment with uncapped return potential.

- You seek current income from your investments.

- You seek an investment for which there will be an active secondary market.

Final Terms	
Issuer	Deutsche Bank AG, London Branch
Issue Price	$10.00 per Note
Term	12 months
Index	S&P 500® Index
Payment at Maturity	♦ **If the Index never closes above the Upper Index Barrier or below the Lower Index Barrier** on any trading day during the Observation Period, you will receive your principal plus an amount based on the Absolute Peak Index Return, calculated as follows: $10.00 + ($10.00 x Absolute Peak Index Return) ♦ **If the Index closes either above the Upper Index Barrier or below the Lower Index Barrier** on any trading day during the Observation Period, you will receive only the Minimum Payment Amount of $9.70 per $10.00 Note principal amount.
Absolute Peak Index Return	The greatest absolute index return achieved on any trading day during the Observation Period, measured as the absolute value of: $$\frac{\text{Absolute Peak Index Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$
Absolute Peak Index Level	The Index Closing Level achieved on any trading day during the Observation Period which deviates the most from the Index Starting Level (whether by exceeding or declining below the Index Starting Level).
Minimum Payment Amount	$9.70
Index Starting Level	1214.91
Index Closing Level	The closing level of the Index on any trading day.
Observation Period	The period of trading days on which no market disruption event occurs starting on (and including) the Trade Date and ending on (and including) the Final Valuation Date.
Absolute Return Barrier	17.75%
Upper Index Barrier	1430.56
Lower Index Barrier	999.26

Scenario Analysis and Hypothetical Examples of Payment at Maturity

The table below illustrates the payment at maturity for a $10.00 Note principal amount for a hypothetical range of performance for the Index return from -100% to +100% and uses an Index Starting Level of 1214.91 and an Absolute Return Barrier of 17.75%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

		The Index Never Closes Outside Absolute Return Barrier			The Index Closes Outside Absolute Return Barrier		
Absolute Peak Index Level	**Absolute Peak Index Return**	**Additional Amount at Maturity ($)**	**Payment at Maturity ($)**	**Return on Note (%)**	**Additional Amount at Maturity ($)**	**Payment at Maturity ($)**	**Return on Note (%)**
2,429.82	100.00%	N/A	N/A	N/A	$0.00	$9.70	-3.00%
2,126.09	75.00%	N/A	N/A	N/A	$0.00	$9.70	-3.00%
1,822.37	50.00%	N/A	N/A	N/A	$0.00	$9.70	-3.00%
1,430.56	17.75%	$1.775	$11.775	17.75%	$0.00	$9.70	-3.00%
1,397.15	15.00%	$1.50	$11.50	15.00%	$0.00	$9.70	-3.00%
1,360.70	12.00%	$1.20	$11.20	12.00%	$0.00	$9.70	-3.00%
1,312.10	8.00%	$0.80	$10.80	8.00%	$0.00	$9.70	-3.00%
1,263.51	4.00%	$0.40	$10.40	4.00%	$0.00	$9.70	-3.00%
1,214.91	0.00%	$0.00	$10.00	0.00%	$0.00	$9.70	-3.00%
1,166.31	4.00%	$0.40	$10.40	4.00%	$0.00	$9.70	-3.00%
1,117.72	8.00%	$0.80	$10.80	8.00%	$0.00	$9.70	-3.00%
1,069.12	12.00%	$1.20	$11.20	12.00%	$0.00	$9.70	-3.00%
1,032.67	15.00%	$1.50	$11.50	15.00%	$0.00	$9.70	-3.00%
999.26	17.75%	$1.775	$11.775	17.75%	$0.00	$9.70	-3.00%
607.46	50.00%	N/A	N/A	N/A	$0.00	$9.70	-3.00%
303.73	75.00%	N/A	N/A	N/A	$0.00	$9.70	-3.00%
0.00	100.00%	N/A	N/A	N/A	$0.00	$9.70	-3.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Absolute Peak Index Level of 1360.70 represents a 12% increase above the Index Starting Level of 1214.91, and the Index Closing Level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any trading day during the Observation Period. Because the Index Closing Level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier, the final payment at maturity is equal to $11.20 per $10.00 Note principal amount, representing a total return of 12% on the Notes.

Payment at maturity per $10.00 Note principal amount = $10.00 + Absolute value of ($10.00 x [(1360.70 – 1214.91) /1214.91]) = $11.20

Example 2: The Absolute Peak Index Level of 1069.12 represents a 12% decline from the Index Starting Level of 1214.91, and the Index Closing Level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any trading day during the Observation Period. Because the Index Closing Level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier, the final payment at maturity is equal to $11.20 per $10.00 Note principal amount, representing a total return of 12% on the Notes.

Payment at maturity per $10.00 Note principal amount = $10.00 + Absolute value of ($10.00 x [(1069.12 – 1214.91) /1214.91]) = $11.20

Example 3: The level of the Index closes above the Upper Index Barrier on at least one trading day during the Observation Period and the Absolute Peak Index Return is 10%. Because the level of the Index has closed above the Upper Index Barrier on at least one trading day during the Observation Period, the final payment at maturity is equal to $9.70 per $10.00 Note principal amount regardless of the Absolute Peak Index Return.

Payment at maturity per $10.00 Note principal amount = $9.70

Example 4: The level of the Index closes below the Lower Index Barrier on at least one trading day during the Observation Period and the Absolute Peak Index Return is 10%. Because the level of the Index has closed below the Lower Index Barrier on at least one trading day during the Observation Period, the final payment at maturity is equal to $9.70 per $10.00 Note principal amount regardless of the Absolute Peak Index Level.

Payment at maturity per $10.00 Note principal amount = $9.70

What are the tax consequences of the Notes?

You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." The notes should be treated for U.S. federal income tax purposes as short-term debt obligations. No statutory, judicial or administrative authority directly addresses the treatment of the notes or similar instruments for U.S. federal income tax purposes, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"). As a result, certain aspects of the tax treatment of an investment in the notes are uncertain.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Purchase Considerations

♦ **PRESERVATION OF CAPITAL AT MATURITY**—You will receive at least 97% of the principal amount of your Notes, subject to the credit of the issuer, provided that you hold the Notes to maturity, regardless of the performance of the Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

♦ **EXPOSURE TO ABSOLUTE RETURN**—If the Index closing level never exceeds the Upper Index Barrier and never falls below the Lower Index Barrier, in addition to return of your principal, at maturity you will receive, for each $10.00 Note principal amount, a payment equal to $10.00 x the Absolute Peak Index Return. The Absolute Peak Index Return is the greatest absolute Index return achieved on any trading day during the Observation Period, and thus is positive regardless of whether the Index return is positive or negative. Thus, the Notes provide higher returns when the Index Closing Levels during the Observation Period remain between the Upper Index Barrier and the Lower Index Barrier (*i.e.*, within the Absolute Return Barrier) than when there are large movements, whether positive or negative, in the Index level that cause the Index Closing Level to exceed the Upper Index Barrier or fall below the Lower Index Barrier on any trading day during the Observation Period.

♦ **RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX**—The return on the Notes is linked to the performance of the S&P 500® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity market.

Key Risks

♦ **MARKET RISK**—The return on the Notes at maturity, if any, is linked to the performance of the Index and will depend on whether the Index Closing Level ever exceeds the Upper Index Barrier or falls below the Lower Index Barrier during the Observation Period and the magnitude of the Absolute Peak Index Return. **YOU WILL RECEIVE ONLY 97% OF THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY, SUBJECT TO THE CREDIT OF THE ISSUER, IF THE INDEX CLOSING LEVEL EXCEEDS THE UPPER INDEX BARRIER OR FALLS BELOW THE LOWER INDEX BARRIER ON ANY TRADING DAY DURING THE OBSERVATION PERIOD**.

♦ **THE NOTES MAY NOT PAY MORE THAN 97% OF THE PRINCIPAL AMOUNT, SUBJECT TO THE CREDIT OF THE ISSUER**—You may receive a lower payment at maturity than you would have received if you had invested in the Index, the component stocks underlying the Index or contracts related to the Index. If the Index Closing Level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any trading day during the Observation Period, you will receive only 97% of your principal amount at maturity, subject to the credit of the issuer.

♦ **THE ABSOLUTE RETURN BARRIER FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY**—Your investment in the Notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the performance of the Index is limited by the Absolute Return Barrier feature of the Notes. If the Index Closing Level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any trading day during the Observation Period, the return on the Notes will not be determined by reference to the Absolute Peak Index Return even though the Absolute Peak Index Return may reflect significant appreciation or depreciation in the Index over the term of the Notes (the Absolute Peak Index Return is the greatest absolute Index return achieved on any trading day during the Observation Period, and thus is positive regardless of whether the Index return is positive or negative). Because the Absolute Return Barrier will be 17.75% of the Index Starting Level, the maximum return on the Notes is limited to 17.75% of the principal amount.

♦ **NO PERIODIC INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS**—As a holder of the Notes, you will not receive periodic interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

♦ **THE NOTES HAVE CERTAIN BUILT IN COSTS**—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent's commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or our affiliates or agents will be willing to purchase Notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the original issue price and any such sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Notes to maturity.

♦ **LACK OF LIQUIDITY**—The Notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates or agents intend to offer to purchase the Notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates or agents are willing to buy the Notes.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT MAY BE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES**—Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Index to which the Notes are linked.

- **POTENTIAL CONFLICTS**—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES**—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:
  - whether the Index has closed above the Upper Index Barrier or below the Lower Index Barrier;
  - the expected volatility of the Index;
  - the time to maturity of the Notes;
  - the market price and dividend rate on the component stocks underlying the Index;
  - interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the composition of the Index and any changes to the component stocks underlying it;
  - supply and demand for the Notes; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR**—No statutory, judicial or administrative authority directly addresses the treatment of the notes or similar instruments for U.S. federal income tax purposes, and we do not plan to request a ruling from the IRS. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Please read carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences."

The S&P 500® Index

"**The S&P 500® Index**" is published by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. As discussed more fully in underlying supplement No. 1, the S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500® Index, with the number of companies included in each group as of July 15, 2008 indicated below: Consumer Discretionary (84); Consumer Staples (41); Energy (39); Financials (89); Health Care (52); Industrials (55); Information Technology (71); Materials (29); Telecommunications Services (9); and Utilities (31).

You can obtain the level of the S&P 500® Index at any time on the Bloomberg Financial Markets Page "SPX<Index><GO>" or from the S&P website at www.standardandpoors.com.

The graph below illustrates the performance of the S&P 500® Index from January 1, 1998 to July 15, 2008. The historical levels of the S&P 500® Index should not be taken as an indication of future performance. The Upper Index Barrier and Lower Index Barrier are shown on the graph assuming an Index Starting level of 1214.91, which was the closing level of the S&P 500® Index on July 15, 2008, and an Absolute Return Barrier of 17.75%.

Historical Performance of the S&P 500® Index



Source: Bloomberg

The information on the S&P 500® Index provided in this pricing supplement should be read together with the discussion under the heading "The S&P 500® Index" in underlying supplement No. 1. Information contained in the S&P website and Bloomberg Financial Markets page referenced above is not incorporated by reference herein.

Supplemental Underwriting Information

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.125 per $10.00 Note principal amount. We have agreed that UBS Financial Services Inc. may sell all or part of the Notes that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement minus a concession not to exceed the discounts and commissions indicated on the cover. See "Underwriting" in the accompanying product supplement C.